UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14273

Core Laboratories N.V.

(Exact name of registrant as specified in its charter)

Van Heuven Goedhartlaan 7 B

1181 LE Amstelveen

The Netherlands

(31-20) 420-3191

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, EUR 0.02 Par Value Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

On May 1, 2023, Core Laboratories N.V. (“Core Lab N.V.”) completed its previously announced redomestication transaction (the “Transaction”), which included (i) the merger (the “Merger”) of Core Lab N.V. with and into Core Laboratories Luxembourg S.A., a public limited liability company incorporated under the laws of Luxembourg (“Core Lab Luxembourg”), with Core Lab Luxembourg surviving, and (ii) following the completion of the Merger, the migration of Core Lab Luxembourg out of Luxembourg and its domestication as Core Laboratories Inc. (“Core Lab Delaware”), a Delaware corporation (the “U.S. Redomestication”). As a result of the Transaction, all common shares in Core Lab N.V. (the “Core Lab N.V. Common Shares”) were canceled and exchanged for common stock in Core Lab Luxembourg on a one-for-one basis. Former holders of Core Lab N.V. common shares now hold one share of common stock of Core Lab Delaware (the “Core Lab Delaware Common Shares”) for each Core Lab N.V. Common Share owned immediately prior to the consummation of the Transaction, and the business, assets, liabilities, directors and officers of Core Lab Delaware are now the same as the business, assets, liabilities, directors and officers of Core Lab N.V. immediately prior to the Transaction.

Pursuant to Rule 12g-3(a) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Core Lab Delaware is the successor issuer to Core Lab N.V., Core Lab Delaware Common Shares are deemed to be registered under Section 12(b) of the Exchange Act, and Core Lab Delaware is subject to the periodic and current reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder. This Form 15 relates solely to the reporting obligations of Core Lab N.V. under the Exchange Act, and does not affect the reporting obligations of Core Lab Delaware, which is the successor to Core Lab N.V. under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Core Laboratories Inc. (formerly known as Core Laboratories N.V.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 12, 2023	By:	/s/ Christopher S. Hill
	Name:	Christopher S. Hill
	Title:	Chief Financial Officer